Exhibit 99.2

Investment Agreement

(Summary translation)

This Investment Agreement is entered by and among the parties hereto below on October 31, 2014.

The Target Company: Tospur Real Estate Consulting Co., Ltd.

Original shareholders: Sun Gongyi (30.12%), Liu Zhe (30.12%), Lantau Direct Investments (Mauritius) III Ltd (18.70%), Wang Tianshu (10.65%), Lhasa TongKun Investment Consulting Co., Ltd. (8.13%), Tang Jiamin (1.22%) and Chen Keyong (1.06%)

Investor: Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd.

The parties hereto intending to enter into this Investment Agreement hereby agree as follows:

1. The Target Company is a company established on April 29, 1998 and existing under the laws of the People's Republic of China, with the registered address in Shanghai, the People’s Republic of China. As of the date hereof, the registered capital of the Target Company is RMB 202,952,030.

2. The original shareholders of the Target Company agree to increase the registered capital of the Target Company from RMB202,952,030 to RMB241,609,560, and the investor agrees to subscribe for the increased capital of the Target Company, as a result of which the investor shall hold 16% of the registered capital of the Target Company.

3. The parties agree that the investor shall invest a total amount of RMB380,952,381, of which RMB38,657,530 shall be applied to the increased registered capital of the Target Company accounting for 16% thereof on a fully diluted basis, and the remaining RMB342,294,851 will be applied to the capital reserve of the Target Company.

4. The investment contemplated hereunder shall be subject to and conditioned upon the satisfaction of the following conditions: (i) no occurrence of material adverse effect on the Target Company during the interim period and (ii) receipt of all requisite governmental approvals (if necessary).

5. The proceeds from the investment contemplated hereunder shall be applied to the operating expenses of the Target Company.

6. Upon consummation of the investment contemplated hereunder, the board of directors of the Target Company shall consist of 11 directors, of which one director shall be nominated by the investor. The parties shall further agree to vote at the shareholders’ meeting to give effect to the nomination made by the investor. The Target Company shall undergo the procedures for changes in the composition of board of directors at the same time it undergoes the procedures for changes in the business license.

7. The investor shall have the right to make further investments in the Target Company. In the event that the Target Company introduces new investor(s), the terms and conditions offered to such new investor(s) shall be no more favorable than the terms and conditions hereunder, failing which the actual controlling persons of the Target Company shall make the investor whole.

8. The investor shall have (i) a right of first refusal to purchase the shares offered by any shareholder to any other person and (ii) a co-sale right to sell on the same terms and conditions its shares in the event that any principal shareholder proposes to sell its shares in the Target Company; provided, however, that the foregoing right of first refusal and co-sale right shall be suspended pending the Target Company’s IPO application to China Securities Regulatory Commission and shall be terminated upon the consummation of the IPO or shall be resumed in the event that the IPO application is cancelled or abandoned.

9. This Investment Agreement shall be governed and construed in accordance with the laws of the People’s Republic of China.

[Signature page follows]

[Signature page to Investment Agreement]

Tospur Real Estate Consulting Co., Ltd.

By:	/s/
Authorized signatory:

Sun Gongyi

By:	/s/

Liu Zhe

By:	/s/

Lantau Direct Investments (Mauritius) III Ltd

By:	/s/

Authorized signatory:

Wang Tianshu

By:	/s/

Lhasa TongKun Investment Consulting Co., Ltd.

By:	/s/

Authorized signatory:

Tang Jiamin

By:	/s/

Chen Keyong

By:	/s/

Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd.

By:	/s/

Authorized signatory: